456 North Fifth Street, Philadelphia, PA 19123  —  215.873.2200  —  DestinationMaternityCorp.com

May 26, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: John Reynolds, Assistant Director

Re:	Destination Maternity Corporation

Form 10-K for the fiscal year ended September 30, 2010

Filed December 14, 2010

File No. 000-21196

Dear Mr. Reynolds:

On behalf of Destination Maternity Corporation (which we refer to as “we”, “us”, “our” or the “Company”), this letter is being submitted to respond to comments given by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your letter to Edward M. Krell, Chief Executive Officer & President of Destination Maternity Corporation, dated May 19, 2011, with respect to the above-referenced filing.

For your convenience, we set forth each comment in italicized typeface and include each response below the relevant comment. All references to page numbers in our responses reflect paginations in the filing cited.

Destination Maternity Corporation	May 26, 2011

Form 10-K for Fiscal Year End September 30, 2010

1.	We note your response to comment two of our letter dated April 8, 2011 and we partially reissue the comment. Please file exhibit 10.21 in its entirety as required by Regulation SK Item 601(b)(10) or advise us with specificity why you believe any omitted exhibits are “boilerplate.”

1.	In compliance with this comment, the Company has filed Exhibit 10.21 in its entirety with its Amendment No. 2 on Form 10-K/A filed with the Commission on May 26, 2011 (the “Form 10-K/A”).

Item 6. Selected Consolidated Financial and Operating Data, page 30

2.	We note on page 32 that your comparable store sales figures represent sales at retail locations that have been in operation by you for at least twelve full months at the beginning of the period for which such data is presented. We further note on page three and eight that when you open a Destination Maternity store it typically involves closing two or more smaller stores, and on page seven that 14 of the 27 store closings in fiscal 2010 related to Destination Maternity store openings. Please advise us of the following:

a.	tell us how you account for remodels, relocations, expansions, and changes in store format in your comparable store sales figures;

b.	tell us whether you exclude or include changes in store format from your comparable store figures and describe to us the threshold, if any, at which you exercise this change (e.g. when the conversion is accompanied by a relocation or expansion that results in a change in square footage above a certain percentage);

c.	tell us how you consider the opening of a new Destination Maternity combo store or superstore in your comparable store sales figures; and

d.	confirm to us that you will revise your disclosure in future filings to further clarify how you determine comparable store sales, including how you consider the opening of a new Destination Maternity combo store or superstore, and provide us with the text of your proposed disclosure to be included in future filings.

2.	(a) We account for remodels, relocations, and expansions in our comparable store sales figures as follows:

Remodels: Retail locations which are remodeled and which otherwise would be included in our comparable store sales figures are included in our comparable store sales figures.

Relocations: Retail locations which are relocated and which otherwise would be included in our comparable store sales figures are included in our comparable store

Destination Maternity Corporation	May 26, 2011

sales figures unless the square footage of the retail location has changed by 20% or more, or the retail location is not in the same immediate geographical vicinity (such as the same mall or same street) after the relocation.

Expansions: Retail locations which are expanded and which otherwise would be included in our comparable store sales figures are included in our comparable store sales figures unless the square footage of the retail location has changed by 20% or more.

(b) Retail locations which change format (from one retail nameplate (such as Motherhood) to another retail nameplate (such as Destination Maternity) and which otherwise would be included in our comparable store sales figures are excluded in our comparable store sales figures except as discussed in the next sentence. In connection with our retail nameplate restructuring in 2008 and early 2009 (which involved renaming our single-brand Mimi Maternity stores as A Pea in the Pod, and our multi-brand Mimi Maternity stores as Destination Maternity) we did not exclude sales from such retail locations in our comparable store sales figures to the extent they would otherwise be included in our comparable store sales figures.

(c) We treat the opening of a new Destination Maternity combo store or superstore during a period the same way we would consider any new retail location opened during a period. Sales from a new retail location are excluded for purposes of our comparable store sales figures until such location has been in operation by us for at least twelve full months at the beginning of the period for which data is presented.

(d) We hereby confirm that we will revise our disclosure in future filings to further clarify how we determine comparable store sales, including how we consider the opening of a new Destination Maternity combo store or superstore. The text of our proposed disclosure for future filings is as follows:

Comparable store sales figures represent sales at retail locations that have been in operation by us for at least twelve full months at the beginning of the period for which such data is presented. Comparable store sales figures do not include retail locations opened during a period even if such location was opened in connection with the closure of other retail locations in the same geographic area (including, for example, the opening of a new Destination Maternity combo store or superstore). Also, our comparable store sales figures generally do not include: (i) retail locations which change format; (ii) retail locations which are expanded or relocated if the square footage of the retail location has changed by 20% or more; or (iii) in the case of relocations only, if the retail location is not in the same immediate geographical vicinity (such as the same mall or same street) after the relocation.

Destination Maternity Corporation	May 26, 2011

Notes to Consolidated Financial Statements, page F-8

2. Summary of Significant Accounting Policies, page F-8

l. Fair Value of Financial Instruments, page F-10

3.	We note in your proposed disclosure in response to comment three of our letter dated April 8, 2011 that the fair value of your debt is based on broker quotes, when available, or using a discounted cash flow analysis based on interest rates currently available to the Company or for similar instruments available to companies with comparable credit quality. Please confirm our understanding that you estimated the fair value of your long term debt at September 30, 2010 and determined that it approximated the carrying value at that date. If so, tell us the actual method and significant assumptions you used to estimate the fair value.

3.	At September 30, 2010 we estimated the fair value of our long-term debt using a discounted cash flow analysis of our senior secured term loan. This senior secured term loan represented 95% of our total long-term debt. At September 30, 2010, our senior secured term loan had a balance of $42.9 million with a variable interest rate tied to one and three month LIBOR rates plus an interest margin of 2.25% in accordance with our Term Loan and Security Agreement (2.68% effective rate). Over the past three years we have generated positive cash flow from our business and we paid down $46.9 million (52%) of our term loan balance, including $44.2 million of prepayments in excess of our minimum annual principal payment requirements. We considered this to be strong support that there was minimal additional credit risk associated with our debt and that the variable interest rate plus the interest margin was a reasonable reflection of the current fair value return for our debt, which was used in our discounted cash flow analysis. As a result we concluded that the fair value of our debt approximated the carrying value at September 30, 2010.

4.	We note in your response to comment three of our letter dated April 8, 2011 that you intend to include the proposed disclosure where required in future filings. Please tell us where you have included the interim disclosures required by FASB ASC 825-10-50-10 in your March 31, 2011 Form 10-Q, as related to your long-term debt. To the extent that you have determined it is not practicable to estimate the fair value of your long-term debt, tell us how you considered the disclosures required by FASB ASC 825-10-50-16.

4.	At March 31, 2011 we estimated the fair value of our long-term debt using a discounted cash flow analysis of our senior secured term loan. Our assumptions were consistent with the fair value estimate at September 30, 2010, and accordingly we concluded that the fair value of our debt approximated the carrying value at March 31, 2011.

Destination Maternity Corporation	May 26, 2011

Since there was no material change from the disclosure in our September 30, 2010 Form 10-K that the carrying value of our long-term debt approximates fair value we did not update the disclosure in our March 31, 2011 Form 10-Q. We note in your comment #4 above the reference to interim reporting requirements of FASB ASC 82 and in future interim and annual filings we will specifically provide the disclosures required by FASB ASC 825-10-50-10.

m. Revenue Recognition, sales Returns and Allowances, page F-11

5.	We note your response to comment four of our letter dated April 8, 2011. Please also describe to us your accounting policy with respect to gift card breakage, and quantify for us the amount of breakage you recognized in each of the past three fiscal years.

5.	Our gift card program is relatively new with our first gift cards sold in June 2004. We are in the process of evaluating abandoned property reporting requirements related to gift card breakage for the states in which we operate and consequently have not recognized any breakage revenue to date. In the future, to the extent we establish a policy of recognizing breakage revenue, we will add the policy to our disclosures.

DEF 14A, filed January 24, 2011

Certain Relationships and Related Party Transactions, page 7

6.	We note your response to comment seven of our letter dated April 8, 2011 and we reissue the comment. In this regard it appears that compensation paid to Mr. Matthias, in addition to the $200,000 consulting fee, has not been disclosed for the fiscal year ended September 30, 2010. Also, please advise us of any actual payments—and resulting disclosure—as anticipated by paragraph 2.2 of the exhibit filed with the Form 8-K on October 1, 2008. Please file a revised Form 10-K to provide comprehensive disclosure for Mr. Matthias pursuant to Item 404 of Regulation S-K.

In compliance with this comment, the Company has filed supplemental disclosure to “Item 13. Certain Relationships and Related Party Transactions” in the Form 10-K/A with regard to payments made to Mr. Matthias during the fiscal year ended September 30, 2010 pursuant to the Transition Agreement. Actual payments made to Mr. Matthias during fiscal 2010 are set forth therein.

Destination Maternity Corporation	May 26, 2011

Please do not hesitate to contact me at 215-400-2532 if you should have any questions or comments with regard to these responses.

Sincerely,

/s/ Ronald J. Masciantonio
Ronald J. Masciantonio
Senior Vice President & General Counsel

cc:	Edward M. Krell, Chief Executive Officer & President

Judd P. Tirnauer, Senior Vice President & Chief Financial Officer

Barry Erdos, Chairman, Audit Committee